Exhibit 99.1

Enterra Energy Trust Nears Completion of Transformation Plan
- Distribution Payout Lowered for Investment in Organic Growth -

Calgary, AB - July 18, 2006 - Enterra Energy Trust (“Enterra” or the “Trust”) (NYSE: ENT, TSX: ENT.UN) announced today the next step in its plan to transform Enterra’s business model and strategy for growth and long term sustainability. In order to increase funding for internal development opportunities, Enterra has reduced its target payout ratio range to 60% to 70% of cash flow from operations from the previous 90% to 100%. Production volumes remain on target and development project results continue to be positive. Enterra will now have three avenues for creating unitholder value:

•	Organic Growth by reinvesting cash flow in lower-risk projects within existing core areas of Enterra’s asset base;

•	Accretive Acquisitions of oil and gas assets that will create new core areas with organic growth or strategic partnership potential or consolidate an existing core area; and

•	Strategic Partnerships to gain exposure to opportunities otherwise not available to Enterra and to secure the potential to acquire the partner’s interest in the future.

Consistent with Enterra’s new strategy, the Board of Directors has revised the monthly distribution level from U.S. $0.18 per unit to U.S. $0.12 per unit effective with the July cash distribution, payable on August 15, 2006. This new level reflects an estimated payout ratio of 65%. Lowering the distribution payout increases flexibility and ensures cash is available to exploit Enterra’s inventory of drilling and development opportunities for the long-term sustainability and growth of Enterra.

“As a significant unitholder of Enterra, I am convinced our new business model will achieve our long-term goals of capital appreciation and predictable and sustainable cash distributions,” stated Keith Conrad, President and CEO. “Adopting a conservative payout ratio enables us to invest in organic growth opportunities for the longer term benefit of unitholders, while allowing us to absorb the short-term impact of fluctuations in commodity prices. Since joining Enterra it has become increasingly clear that the long-term success of Enterra required a major change in strategy. Since that time, we have had great success implementing our plan and building a new and experienced professional team, management group and Board of Directors.”

The table below highlights some of the major results of this strategy over the past year:

ENTERRA ENERGY TRUST PERFORMANCE HIGHLIGHTS

	Year End 2004	2006 Q1	Percent Increase
Exit Production (boe/day)	7,258	13,805	90%
Total Reserves (Proved plus Probable MBOE) (1)	9,409	33,587	257%
Reserve Life Index (years) (1)	3.6	6.7	86%
Payout Ratio	80%	98% New Target: 60% to 70%
Oil to Gas Ratio (exit production)	81:19	43:57
Undeveloped Land Holdings (net acres) (2)	61,332	241,028	293%
Note (1): Pro Forma Year End 2005 with High Point Resources, Inc. and the Oklahoma assets based on independent reserve evaluations.
Note (2): Reported Year End 2005

Since June 2005, Enterra has completed the following initiatives to implement its change in strategy:

•	Expansion and Diversification of Asset Base
Enterra substantially increased its size of operations with the addition of High Point Resources Inc. in August 2005 and the Oklahoma assets in January 2006. These acquisitions significantly increased Enterra’s portfolio of undeveloped lands to more than 240,000 net acres creating a strong portfolio of future internal growth opportunities. A preliminary review of our North American portfolio of assets has identified in excess of $100 million in development projects. The significant increase in U.S. assets improves diversification and exposes Enterra to a wider range of opportunities.

•	Internalization of Operating, Technical and Financial Management
Having achieved critical mass, operational, technical and financial activities that were previously performed by third parties have now been internalized by Enterra. This change will reduce costs and better align the performance of these key activities with the interests of unitholders. Enterra’s employee base has grown from two individuals in June of last year, to a team of 98 highly capable operational, technical and financial employees and executives dedicated to maximizing the profitability of existing assets and looking for ways to grow and improve Enterra’s business.

•	New Strategic Partnership
Enterra extended its strategic partnerships with the farm-in by Petroflow Energy Ltd. on the Oklahoma assets. This partnership insulates Enterra from higher risk exploration, and allows it to capitalize on the geological and operational knowledge that is gained and to retain significant ownership of any assets that are developed. Low-risk infill wells will be pursued directly by Enterra.

Future Outlook
“With the implementation of our new strategy, Enterra is now a very different trust than it was a year ago,” added Keith Conrad. “The underlying assets continue to perform as expected and we are excited by the development opportunities that we can now pursue. We now have to focus our efforts on strengthening our balance sheet which we expect to achieve before year-end.”

Conference Call & Webcast
Management will host a conference call to discuss this development today, Tuesday, July 18, 2006 at 9 a.m. ET/7 a.m. MT. Investors who wish to participate can access the call using the following numbers: 416-644-3416 or 1-800-814-4890. The call will be web cast live and archived on Enterra’s web site at www.enterraenergy.com. After opening remarks, there will be a question and answer session for analysts and institutional investors.

A taped rebroadcast will be available to listeners following the call until July 25, 2006 at midnight. To access the rebroadcast, please dial 416-640-1917 or 1-877-289-8525 and quote passcode 21196825#.

For All Unit Holders: The cash distribution of US $0.12 per trust unit, payable on August 15, 2006 in respect of the July 2006 production will be paid in US$ funds to unitholders of record at the close of business July 31, 2006. The ex-distribution date is July 27, 2006.

In compliance with tax regulations, the 15% withholding tax for non-residents will be applied to distributions paid in 2006.

For U.S. residents: Enterra has received advice from its tax advisors that the distributions from Enterra should be eligible for qualified dividend treatment , provided the U.S. unitholders meet certain holding period requirements. Enterra is required to apply approximately 15% withholding tax for U.S. residents under the Canada-United States Tax Convention on 100% of the distributions during 2006.

About Enterra Energy Trust
Headquartered in Calgary, Enterra Energy Trust is a Canadian-based oil and gas income trust. The Trust acquires, operates, and exploits petroleum and natural gas assets in Western Canada, Oklahoma and Wyoming. The Trust pays out a monthly distribution, which is currently US$0.12 per Trust Unit.

Additional information can be obtained at the Trust’s website at www.enterraenergy.com.

Forward-Looking Statements

Certain information regarding the Trust contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding risks and uncertainties described from time to time in the reports and filings made by the Trust with securities regulatory authorities. Although the Trust believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Trust's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Trust may, as considered necessary in the circumstances, update or revise forward looking information, whether as a result of new information, future events, or otherwise. The Trust's forward-looking statements are expressly qualified in their entirety by this cautionary statement

For further information please contact:

Company Contact:
Enterra Energy Trust
E. Keith Conrad, President and CEO
Telephone: (403) 263-0262 or (877) 263-0262
E-mail: ekconrad@enterraenergy.com

Victor Roskey
Senior Vice President, Finance & Administration & CFO
Telephone: (403) 538-3580
E-mail: vroskey@enterraenergy.com

www.enterraenergy.com